Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

VBV LLC:

We consent to the use of our report dated June 20, 2008, except as to note 2, which is as of August 1, 2008, with respect to the consolidated balance sheets of VBV LLC as of March 31, 2008 and 2007, and the related consolidated statements of operations, members’ capital and cash flows for the year ended March 31, 2008 and the period from September 28, 2006 (date of inception) to March 31, 2007, and from September 28, 2006 (date of inception) to March 31, 2008, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Chicago, Illinois

September 2, 2008